SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated May 3, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 3, 2021

Comisión Nacional de Valores

Re.: Report of appeal´s resolution and granting of preliminary injunction in the proceedings “Telecom Argentina S.A. a/EN-Enacom and other re. preliminary injunction (Autonomous)” (Docket No. 12,881/2020)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in furtherance of the relevant information made public on February 1, 2021.

Regarding this matter, we inform that on Friday afternoon April 30, 2021 the Company received a notice of the decision rendered by the CHAMBER II OF THE FEDERAL COURT OF APPEALS ON ADMINISTRATIVE LITIGATION MATTERS in the proceedings “Telecom Argentina S.A. a/EN-Enacom and other re. preliminary injunction (Autonomous)” (Docket No. 12,881/2020) - whereby the Court decided by majority to accept the Company´s appeal, revoke the first instance court’s decision and, consequently, grant the preliminary injunction requested by Telecom Argentina, ordering the suspension of the effects of sections 1,2 3, 4, 5 and 6 of Decree 690/20 and of ENACOM Resolutions No. 1466/2020, 1467/2020 and 204/21, and their non-applicability to the Company.

The preliminary injunction was granted for a period of 6 months (section 5 of Law N° 26,854) counted from the receipt of the notice and under compliance of a guarantee of AR$ 10,000,000 provided by the Court.

In reaching its decision, the Court considered, among other reasons, that the "configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020's reasonability standard and legitimacy and of ENACOM's resolutions adopted as a consequence thereof, due to the direct adverse effects they have on Telecom Argentina's property rights, which derive from ICT services provision under a free competition system as ruled, authorized and granted (depending on the case), by the National State itself.”

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 3, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations